

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

Adam L. Miller
Chief Executive Officer
Cornerstone OnDemand, Inc.
1601 Cloverfield Blvd.
Suite 620 South
Santa Monica, California 90404

     Re: Cornerstone OnDemand, Inc.
             Registration Statement on Form S-1
             Filed on September 28, 2010

Dear Mr. Miller:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on September 28, 2010

General

1. We will process your submission and amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented upon.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

3. Please specifically disclose the factual basis for and the context of all beliefs and opinions set forth in the registration statement, including, as one example, the claim that "Cornerstone OnDemand is a leading global provider of a comprehensive learning and talent management solution delivered as software-as-a-service."

4. With respect to third-party statements in your prospectus, such as the data attributed to IDC and the Bureau of Labor, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your Form S-1. Also, tell us whether you commissioned any of the non-governmental sources.

Use of Proceeds, page 30

5. You state that "We may also use a portion of the net proceeds for repayment of outstanding indebtedness." However, it appears that, based upon your disclosure on page F-25, in the event of an initial public offering "between March 31, 2010 and March 30, 2011, at the option of the noteholder, the Company is required to redeem the outstanding principal amount at 105% or 103%, respectively, together with accrued interest." Please advise and tell us what consideration you gave to disclosing both here and in the Offering Summary your potential obligation to Ironwood Equity Fund LLP.

6. You refer to the possibility that offering proceeds may be used for several specific categories of expenses, such as repayment of indebtedness, sales and marketing activity, general and administrative expenses and for acquisitions or investments. Although you state that you have no current plans relating to acquisitions or investments, you do not quantify the portion of the proceeds you estimate will be used for the other potential uses of the proceeds that you identify. Elsewhere in the filing, such as at page 41, you describe plans to expend additional funds on sales and marketing, research and development and general and administrative expenses. Given your negative cash flows from operations, it would appear that the offering proceeds would be applied to fund the increased expenditures you plan and reference. In your supplemental response, and with a view to disclosure, tell us whether you have a proposed plan of operations that will require the application of the offering proceeds. To the extent that you do not have any current plans or proposals for the use of the proceeds of the offering, please state this more clearly, and explain why you have decided to conduct the offering at this time.   Please note that the inclusion of meaningful information regarding management's current plans to apply the proceeds is not inconsistent with management's retention of full discretion to apply the proceeds as it desires, based on future conditions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

7. Please clarify to explain in more detail why you have historically experienced seasonality in terms of when you enter into client agreements for your solution. In this respect, explain

why you sign a significantly higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the fourth quarter of each year.

Critical Accounting Policies and Estimates

Revenue Recognition, Deferred Revenue and Offsets to Revenue, page 42

8. Please revise your critical accounting policy for revenue recognition to describe in greater detail the significant estimates and assumptions that management makes in determining the best estimate of selling price ("BESP"). In this respect, you should expand your disclosures to clearly describe how you develop and establish BESP. You should indicate how your methodology is affected or incorporates the nature of the deliverables themselves; the geographies, market conditions and competitive landscape; internal costs; and pricing and discounting practices. We refer you to Section V of SEC Release No. 33-8350.

Stock-based Compensation, page 44

9. Please revise your table on page 46 to include the 604,618 stock options granted in September 2010. Update your disclosures to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

10. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Results of Operations, page 52

11. Please revise your disclosures to further explain the underlying reasons for your significant revenue growth for each period presented. In this respect, you should provide enhanced disclosures that explain why there was a significant increase in the number of clients and the number of users. We refer you to Section III.B of SEC Release 33-8350.

12. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you disclose on page 56 that your cost of revenues increased primarily due to increased employee related costs, increased costs related to outsourced consulting services and increased network infrastructure costs. As another example, you disclose on page 57 that the increase in general and administrative costs is primarily attributable to increased professional fees for accounting, audit, legal and taxes services, increased sales taxes and increased employee related costs as a result of increased headcount.

Revise your disclosures to quantify each source that contributed to a material change. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. We refer you to Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 61

13. We note from your disclosures on page F-26 that your senior subordinated promissory note agreement with Ironwood Equity Fund LP allows for mandatory redemption at the holder's option upon the consummation of an initial public offering. Please revise your disclosures to discuss how this mandatory redemption feature could potentially impact your future liquidity. In addition, revise your disclosures to clarify how your table of contractual obligations and commitments considers the obligations and timing associated with the Ironwood promissory note. We refer you to Item 303(a)(5) of Regulation S-K and Section IV of SEC Release 33-8350.

14. We note from your disclosures on page 62 that you believe based on your current level of operations and anticipated growth, the proceeds from this offering, your future cash flows from operating activities, existing cash and cash equivalents, and ability to borrow on acceptable terms will provide adequate funds for operations for at least the next twelve months. Please revise your disclosures to describe in greater detail your plan of operations for the remainder of the fiscal year. Quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company's projected operations for a minimum of 12 months from the date of the filing. You should disclose the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

15. Tell us your consideration of providing enhanced disclosures that focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. For instance, you should consider disclosing the days sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. You should also consider disclosing the cause of the seasonality and the related payment terms or timing impact on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

Executive Compensation

Compensation Discussion and Analysis, page 90

16. We note your use of specified performance goals for short-term incentives, the executive compensation plan for Messrs. Miller, Seymour and Wallack, and the sales commission plans for Messrs. Belliveau and Carter. Please tell us why you have not provided quantitative disclosure of the terms of the performance targets utilized in determining compensation for your executive officers for fiscal year 2009. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could

be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

17. We note your use of peer group comparisons. Please clarify whether you use specific peer group compensation percentiles in making compensation decisions. If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2009 compensation and each benchmarked element of compensation. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.

Offer Letters and Employment Agreements; Potential Payments upon Termination, Change in Control or Upon Termination Following Change in Control, page 99

18. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Party Transactions

Equity Financings, page 113

19. Please tell us why you have not filed as exhibits the stock purchase agreements pursuant to which you sold Series D and Series E shares to related parties. Although in certain circumstances you are not required to file contracts that were entered into more than two years before your filing, it would appear that the contract and the obligations associated with the Series D financing will be performed after the filing of the registration statement and should therefore be filed. Please advise or file the Series D and E stock purchase agreements. With regards to the Series E contracts, those were entered into in January of 2009. Refer to Item 601(b)(10)(i) and (ii)(A) of Regulation S-K.

Principal and Selling Stockholders, page 117

20. Your disclosure suggests that Paul S. Madera, Michael B. Gordon, Robert D. Ward and George H. Bischof exercise shared voting and dispositive power over the shares held by the entities affiliated with Meritech Capital., but is somewhat unclear in that regard. Similarly, it appears Atul Kapadia, Neal Dempsey and Neil G. Sadaranganey exercise shared voting and

dispositive power over the shares held by the entities affiliated with Bay Partners. Please revise your filing to clarify.

21. Once your selling shareholders are identified, please confirm that there are no broker-dealers or affiliates of broker-dealers.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Information, page F-8

22. Please complete your pro forma information as of June 30, 2010 to present the conversion of your preferred stock upon the completion of a qualified offering and the reclassification of the preferred stock warrant liability to additional-paid-in-capital for certain preferred stock warrants. In addition, the pro forma basic and diluted earnings per share amounts that reflect the conversion of all outstanding preferred securities upon a qualified public offering should also be completed.

Segments, page F-9

23. We note from your disclosures on page 74 that you currently offer two editions of your solutions to meet the needs of different business segments. Clarify how you have evaluated FASB ASC 280-10-50-1 through 50-9 when determining that the Enterprise Edition and Business Edition do not represent separate operating segments. Describe what information is reviewed by your chief operating decision maker with respect to these business segments.

Revenue Recognition, page F-10

24. Please tell us and disclose, if required, the separate amount of revenues attributable to subscription fees, consulting services and E-learning content. We refer you to FASB ASC 280-10-50-40.

25. Please revise your disclosures to clarify whether you recognize revenues on a net basis for those revenues generated from your global OEM agreement with ADP.

Allowance for Doubtful Accounts, page F-19

26. Please clarify how you determine that collectability of your accounts receivable is reasonably assured pursuant to Section 13(A)(1) and footnote 6 of FASB ASC 650-10-S99. Further explain why you have not historically established an allowance for doubtful accounts and how your bad debt analysis considers the relatively large DSOs at each balance sheet date.

Please clarify whether you generally receive payment within the terms of the contractual arrangement with customers.

Impairment of Long Lived Assets including Capitalized Software Costs, page F-20

27. Revise to disclose that the estimated aggregate amortization expense for each of the next five succeeding fiscal years. We refer you to the guidance in FASB ASC 350-30-50-2.

Note 6. Debt, page F-24

28. We note from your disclosures on pages 30 and F-26 that the Ironwood Equity Fund LLP senior secured promissory note allows for mandatory redemption at the note holders option upon the occurrence of a change in control or an initial public offering. We further note that you have classified the senior secured promissory note as a long-term liability in your consolidated balance sheets. Please explain whether you considered classifying the senior secured promissory note as a current liability in light of the filing of the registration statement. Cite the guidance you relied upon in determining the appropriate classification for the senior secured promissory note.

Note 10. Income Taxes, page F-37

29. Tell us whether you considered disclosing the components of "Income (loss) before provision for income taxes" as either domestic or foreign. See Rule 4-08(h)(1)(i) of Regulation S-X.

Recent Sales of Unregistered Securities, page II-1

30. We note your statement that several of your sales "were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, or Rule 506 of Regulation D promulgated thereunder." Please clarify what transactions you believe were exempt under Section 4(2) and what transactions were exempt under Rule 506.

Exhibit Index, II-6

31. We note that your principal offices of approximately 30,000 square feet are subject to two subleases that expire in November 2011. Please tell us how you determined you should not file these leases as exhibits. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, to me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief